Mail Stop 4-6

December 15, 2004


Mr. Jerome R. Mahoney
Chairman of the Board
iVoice Technology, Inc.
750 Highway 34
Matawan, New Jersey 07747

Re:	iVoice Technology, Inc.
	Registration Statement on Form SB-2 filed November 15, 2004
	File No. 333-120490

Dear Mr. Mahoney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. On August 2004, you entered into a standby equity distribution agreement with Cornell Capital Partners for the sale of up to $10 million of your common stock, relying upon Rule 506 of Regulation D
and/or Section 4(2) of the Securities Act.   Thereafter, you filed
a
registration statement concerning Cornell Capital`s resale of the shares underlying the equity line. After considering the factual context of the proposed equity line financing, we do not believe that a binding contractual commitment for the sale of shares under the equity line was entered into with Cornell Capital, because at the time the equity line was entered, iVoice Technology was (and is) a non-reporting company with no trading market. As such, the arrangement by Cornell Capital to pay for shares at a purchase price that is effectively 87.5% of a "market price," does not represent an irrevocable commitment to purchase the equity line shares. Further, the conditions to Cornell Capital`s purchase obligation include admission of the shares to the OTC Bulletin Board, which is also inconsistent with a conclusion that there is a pre-existing, irrevocable purchase commitment. Please revise the disclosure throughout the filing to remove any implication that there is an existing equity line arrangement with Cornell Capital that provides you with a viable mechanism to obtain needed financing.

2. We note iVoice, Inc.`s press release dated September 9, 2004 regarding its intent to sell its speech engine and related intellectual property to Biometric Company for $6.25 million.
Please
supplementally inform us concerning the relationship between this speech engine technology and the technology that will be contributed to you and the business you will conduct.

Prospectus Cover Page

3. We note that Mr. Mahoney will not be receiving shares of your Class A common stock. Please advise us of any other affiliates who will not be receiving shares of your Class A common stock.

4. Please provide the legend specified by Item 502(b) of Regulation
S-B.

Prospectus Summary

Overview, pp. 1-2

5. Tell us whether any of the remaining patents and patent rights held by iVoice includes technology that is used in the IVR software business or whether all necessary technology assets will be transferred to you. It does not appear that an assignment or contribution agreement specifying the terms and assets being transferred as well as the liabilities being incurred has been, or is planned to be, filed as a material exhibit. Please file this agreement. Please see Items 601(b)(2) and (10) of Regulation S-B.

6. You indicate that you may expand through acquisitions. Please disclose whether there are any plans, proposals or arrangements, whether in writing or oral, concerning proposed acquisitions.
Tell
us the status of any potential acquisitions being considered which have not resulted in plans, proposals or arrangements.

7. You indicate that iVoice will be receiving 5% Series A convertible preferred stock with an aggregate stated value of $750,000 in exchange for the transfer of the IVR software business. Disclose and also inform us in detail how the value of such assets was determined.
We note that the balance sheet in iVoice`s recent Form 10-QSB for the quarter ended September 30, 2004 shows intangible assets with a recorded value of $199,000. It also appears that your pro forma balance sheet does not reflect assets that will be contributed to iVoice Technology that have a carrying value of $750,000. Nevertheless, on page 24 you state that the assets to be transferred have "an aggregate book value of $750,000." Please advise and revise as appropriate.

8. In a prominent place in the summary, please inform stockholders about the existence and potential adverse effects of securities that have conversion (or exercise) prices that are dependent upon a fluctuating market price. There appear to be at least three categories of these "toxic" securities, including the $750,000 of convertible debt to be held by iVoice, the $190,000 of convertible debt to be held by Mr. Mahoney and the $560,000 of convertible debt held by Cornell Capital. In addition to an overview in the summary, ensure that a prominently positioned risk factor concisely and comprehensively addresses the potential adverse effects of a substantial portion of your capitalization being convertible at substantial discounts to fluctuating market prices. Throughout your filing you sometimes indicate that shares issuable under these arrangements are "indeterminable." Please revise these references to more precisely describe the below market conversion feature and if true, state that there is no limitation on the number of shares you may be obligated to issue under the arrangements. Ensure that you provide numerical examples to show investors the potential effects of fluctuations in the market price on the number of shares you are obligated to issue. In view of the absence of a market price for your securities, we suggest that you use book value and declines to
75%, 50% and 25% of book value to provide investors with meaningful, concrete examples of the sensitivity of your share issuance obligations to changes in market prices for your securities.

9. We note your disclosure on page 25 regarding Mr. Mahoney`s agreement to forego receiving any of your Class A common stock as a result of his ownership of capital stock in iVoice. Is there a written agreement which may need to be filed as an exhibit?
Please
see Items 601(b)(4) and (10) of Regulation S-B. We also note that pursuant to iVoice`s filings, it appears that Mr. Mahoney owns approximately 90 percent of iVoice. Mr. Mahoney will be receiving, however, a note convertible into Class B common stock with extraordinary voting rights. Please summarily discuss the foregoing issues in this section, particularly the control over the company that Mr. Mahoney may acquire upon conversion of his note to Class B common stock as well as through his control of iVoice and its Series
A preferred stock holdings.

10. We note that iVoice disclosed in its recent Form 10-QSB for the
quarter ended September 30, 2004 a cash balance of approximately
$7.5
million. Please advise us whether you will be receiving any portion of this cash balance. In light of iVoice`s capital resources, please discuss summarily in this section and more fully elsewhere in your prospectus the issues that were considered by iVoice`s management and board of directors in creating your initial financial condition and capitalization with respect to your business plans and objectives.

About Us, p. 2

11. iVoice, Inc. maintains a Web site that continues to reflect the business to be transferred to you. Please supplementally advise us whether you will be maintaining a separate Web site upon the transfer of the IVR software business to you. If available, please consider disclosing your prospective new Internet address. Please see Item 101(c)(3) of Regulation S-B.

12. We note your disclosure regarding iVoice Technology, Inc., a Nevada corporation. Please elaborate further on the relationship of iVoice Technology Nevada to you and iVoice as well as the purpose of the assignments. Please briefly identify the material agreements that have been transferred to you. Please revise your disclosure in
Management`s Discussion and Analysis as appropriate. Such agreements as well as the conveyance instruments may need to be filed as exhibits. Please see Item 601(b)(10) of Regulation S-B.

Summary of the Distribution, pp. 2-7

13. If the record date has been selected, please disclose it in your
next filing.   If you plan to select a record date at a later
time,
please modify the presentation so that it will accommodate the entry of the applicable date.

14. With respect to your "Distribution Ratio" discussion, please disclose the number of shares of iVoice outstanding on the record date as well as the actual portion of such outstanding shares that will be participating in the Distribution. We note that Mr. Mahoney and other affiliates, if any, will not receive a distribution of shares of your Class A common stock with respect to their holdings of iVoice shares.

15. We note your disclosure under "Our Relationship With iVoice After the Distribution" and elsewhere in your prospectus regarding the administrative services agreement. Please supplementally inform us the purpose of such an agreement when the business has yet to transferred to and operated by you. Please clarify your disclosure.

 Summary of Consolidated Financial Information, p. 7

16. At the outset of the section, please add a discussion regarding how you derived your financial information from the financial information of iVoice. Address the fact that such financial information does not represent actual historical results and depicts your performance as if you operated as an independent entity. Please note that such financial information is based on significant assumptions and allocations, among other things, that may not represent actual results. In addition to this discussion, ensure that a prominently positioned risk factor concisely and comprehensively addresses the risk reflected in your financial information having been prepared on a fictional basis as opposed to reflecting actual historical results.

Risk Factors

iVoice Technology will face many of the difficulties that companies in the early stage may face, p. 8

17. Please limit each risk factor to a clearly defined risk with a discussion of its applicability to you. This particular risk factor is general and broad. Please consider preparing separate risk factors with fuller discussions for each of the points that you enumerate in this risk factor. You should review your other risk factors in light of this comment.

iVoice Technology has no operating history as an independent public company and may be unable to operate profitably as a stand-alone company, pp. 8-9

18. Discuss how long iVoice has operated the IVR software business that is being spun off to you.

iVoice`s operations demonstrate a history of net losses and cash flow shortfalls and iVoice Technology`s likely will as well, p. 9

19. More specifically discuss your net loss and negative cash flows from operations for your last fiscal year and your nine-months ended
September 30, 2004 with respect to the IVR software business that is being transferred to you.

iVoice Technology has received a going concern opinion from its independent auditors that describes the uncertainty regarding its ability to continue as a going concern, p. 9

20. Please revise this risk factor to briefly discuss the consequence to investors of the fact that the financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding the your ability to operate as a going concern.

iVoice`s earnings and stock price will be subject to significant fluctuations, p. 10

21. Why are fluctuations in iVoice`s stock price a material risk to holders of iVoice Technology stock? Clarify why this paragraph is provided, and among other matters, expand the risk factor caption to state the material risk to holders of iVoice Technology stock that results from the uncertainty you describe. Given that you comprise only a component of iVoice, your disclosure regarding the earnings and stock price of iVoice appears to be of limited applicability in assessing any risks that affect your business and stock price.

If either iVoice or iVoice Technology lose the services of any key personnel, including our chief executive officer or our directors, our business may suffer, p. 10

22. We note that you plan to have a very limited business relationship with iVoice upon the Distribution. As such, please inform us why the loss of iVoice personnel presents a risk to your business. Otherwise, please revise this risk factor accordingly.

Members of iVoice Technology`s Board of Directors and management may have conflicts of interest after the Distribution; iVoice
Technology
does not have any formal procedure for resolving conflicts in the future, p. 11

23. Please provide additional disclosure as to how a conflict of interest between you and iVoice may result in a risk. In addition, we note your disclosure regarding conflicts that may arise as a result of potential business acquisitions. Please elaborate further on how a prospective acquisition by you may conflict with the interests of iVoice.

iVoice Technology stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire businesses, pp. 11-12

24. Specifically discuss your expectations and plans to obtain working capital from future equity offerings and the likelihood of dilution as a result of such offerings. Please quantify your need for additional capital resources over the 12-month period following the distribution.

iVoice Technology faces intense price-based competition for licensing of its products which could reduce profit margins, p. 12

25. Please disclose whether such price competition has previously resulted in any pressure on the pricing of your products in the IVR software business. If such pressure did exist, please provide details of such pricing pressure and the effect on your business.

iVoice Technology may be unsuccessful in developing new distribution channels, p. 12

26. We note your disclosure regarding existing relationships between dealers and resellers with iVoice. Please revise to discuss whether you will be assuming any of these relationships and the extent to which you will need to develop a new network as opposed to utilizing the assumed iVoice network. Also address any risks presented by iVoice`s dealers and resellers in not agreeing to the transfer of the relationship to you. Also elaborate on the risks presented by "rapidly evolving distribution and marketing technologies."

Product returns may exceed established reserves and affect iVoice
Technology`s revenues, p. 13

27. We note your disclosure in the first paragraph on page 27 where you state that your policy is to not provide customers the right to refund any portion of its license fees. We also note your disclosure in the third paragraph on page 27 of your filing in which you state that "[c]urrent reseller agreements do not provide for a contractual right of return." The foregoing statements differ from your disclosure in this risk factor. Please reconcile the disclosures. Further, please disclose whether any returns for a period materially exceeded the reserves you had established for such period.

iVoice Technology may depend on distribution by resellers and distributors for a significant portion of revenues, p. 13

28. You mentioned the existence of reseller relationships in your
filing.   The prior comment noted one such instance and on page 30
you mention the existence of more than 100 resellers. Please reconcile such disclosure with the text in this risk factor stating that "[n]o such relationships currently exist" and your disclosure on page 32 stating that you have "traditionally sold [y]our product primarily on a direct basis." Please revise your risk factor and other disclosure as appropriate.

29. Please consider discussing in this risk factor or in a separate risk factor your dependence on any customer which represents a material portion of your revenues. We note that iVoice identifies specific customers such as ADP and the American Red Cross in its press releases.

The results of iVoice Technology`s research and development efforts are uncertain, p. 13

30. In the caption, disclose the risk to investors that result from this uncertainty. Do you expect your business will be dependant on the results of a specific ongoing research and development project?
Please revise to provide more specific information concerning research and development efforts that are in process that subject investors to material risks.

The greater than expected length of the product development cycle may adversely affect our future revenues, p. 13

31. Please revise to include details of specific examples of when your product development cycle exceeded your expectations. Please provide specific information that provides a context to the investors about the scope of this risk and how it has affected you in the past by detailing how such delays have previously affected your operations and financial results.

iVoice Technology must attract and retain personnel while competition for personnel in this industry is intense, p. 14

32. We note that you currently have only five full-time employees and that you plan to terminate the administrative services agreement with iVoice and fulfill such services in-house. Please discuss specifically your needs and plans for hiring additional personnel to operate as an independent company. Elaborate on the specific risks of not being able to fulfill personnel requirements to meet such needs. We would expect to see quantitative disclosure in the Management`s Discussion and Analysis regarding these plans and the extent to which they will cause expenditures and cash rate usage in future periods to vary from the expenditure levels and cash requirements that were recorded in the carve-out financial statements.

iVoice Technology relies on third party technologies which may not support iVoice Technology products, p. 14

33. If applicable, please consider adding disclosure regarding any reliance upon licensed software or hardware that is material to the operations of your business. Any substantial dependency upon technology licenses should also be described under Business or another appropriate portion of the body of the prospectus, including a description of license terms and conditions. As applicable, please identify each material license on which you are substantially dependent and disclose the term of each such agreement, the scope of the license, its termination provisions and other significant terms.
Such agreements may need to be filed as exhibits. Please see Item 601(b)(10) of Regulation S-B.

We may not be able to access sufficient funds when needed, p. 15

34. As previously noted, please provide a specific discussion quantifying your capital requirements to fund planned operations over the next 12 months and your current deficiency with respect to the same. Please discuss your plans to meet such deficiency and the risk to investors if you are unable to address the deficiency. Will you seek to obtain a new equity line agreement after the Distribution, and if you are unable to negotiate one, what steps would you take to address capital deficiencies?

Quarterly financial results are subject to significant
fluctuations
which could cause iVoice Technology`s stock price to decline, p.
15

35. This risk factor appears to be similar to the risk factor presented at the bottom of page 9 of your filing. Please consolidate.

Government regulation of telemarketing activities may diminish iVoice
Technology`s earning potential, p. 17

36. Please discuss the extent to which you have been marketing your products to telemarketers and the portion of your revenue, if any, that is derived from sales to telemarketers.

The Distribution of iVoice Technology Class A Common Stock will result in substantial tax liability, pp. 17-18

37. In this paragraph you indicate that the distribution will only be taxable "to the extent of [your] current or accumulated earnings and profits." Since it does not appear that there are any earnings or profits, why do you believe that a tax liability will be generated?
Furthermore, including this information concerning the limited extent to which tax liability is likely to be incurred suggests that there will be no tax liability. We note the disclosure in the Federal Income Tax Consequence section at page 48 as well. Given the nature of the transaction you are registering, expand to provide a materially complete tax matters discussion and provide an opinion that is referenced in and supports the material tax consequences you describe. See Item 601(b)(8) of Regulation S-B.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

38. Please consider preparing a separate "Overview" section in order to provide a general analysis and discussion of the condition of your business. Please note that Management`s Discussion and Analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. For example, your separation from iVoice may likely entail significant expenditures to hire necessary personnel and develop administrative systems, among other things. Please also disclose whether any customer provides a material portion of your revenue. In preparing your response, refer to Item 303 of Regulation S-B and Release Nos. 33-6835 and 33-8350 for additional guidance. Further, include in the first paragraph of such "Overview" a discussion regarding your carve-out financial statements and how such financial statements do not reflect actual results.

Separation from iVoice, pp. 20-21

39. We refer you to the first paragraph in this section. Please revise your disclosure to indicate that the IVR software business will be transferred to you by iVoice in exchange for Series A preferred stock with an aggregate stated value of $750,000. As a result, iVoice also will have a significant continuing ownership interest in you.

40. We refer you to the second paragraph on page 21 of your filing.
Please consider revising your disclosure to detail the specific material assets being transferred to you and to discuss whether any agreements or other obligations are being transferred. In this regard, we note that any existing customer, reseller, distributor, co-marketing, alliance or vendor agreements that are material to the
IVR software business may likely be transferred to you as well.

41. We refer you to the third paragraph on page 21 of your filing. We also note your disclosure in Note 1 to your financial statements on page F-7 stating that the temporary administrative services agreement may be continued on a month-to-month basis. Please consider elaborating on such continuation option and your expectations of employing such option. We note your disclosure elsewhere in your filing in which you state that the administrative services agreement will be terminated upon the Distribution without qualification. Please revise such disclosure in order to reflect this option.

Results of Operations for the Nine Months Ended September 30, 2004 as
Compared with the Nine Months Ended September 30, 2003, pp. 21-22

42. Please discuss the causes for any material changes, and quantify the impact of each identified source for significant changes, from period to period in line items of your financial statements. For example, you state that your low sales volume is attributable to the minimal resources provided by iVoice. The limitations of minimal resources in both periods, however, does not explain the change in revenue between the two periods. Following are further nonexclusive examples of other disclosure requiring a more robust discussion of material changes:

* With reference to the first paragraph of page 22, how much of the change in operating expenses is attributable to executive compensation and how much is due to professional fees;
* With reference to the fourth paragraph of page 22, it appears that only $28,000 of the $450,000 change in other expenses is explained;
and
* With reference to the second paragraph of page 23, there appears to be no discussion regarding the specific changes in your operations, business conditions or transactions that led to the $230,000 decline.
What other events or business conditions contributed materially to the changes in results and what was the dollar impact of each of the contributing factors? Please refer to Item 303 of Regulation S-B and
Section III.D of Release No. 33-6835 for guidance.

43. The fourth paragraph on page 22 indicates that you will incur charges for the effects of the beneficial conversion feature of your convertible debentures. Please expand the discussion to describe how such amounts will be calculated and how they will be reflected in the financial statements of future periods.

44. With respect to the last paragraph on page 22, please quantify the amount of the change in price and discuss in quantitative terms the effect the change in price had on your revenues as compared to the portion of the change that was due to a change in the volume sold.

Results of Operations for Year Ended December 31, 2003 as Compared with Year Ended December 31, 2002, pp. 22-23

45. The numbers disclosed for your loss of operations in this section do not reconcile with the numbers presented in your financial statements. The numbers appear to be for net loss. Please correct and reconcile.

Liquidity and Capital Resources, pp. 23-25

46. You state that "Mr. Mahoney has agreed to accept shares of [your]
Class B Common Stock in satisfaction of [your] obligations" in the second paragraph of this section. Does this statement refer to the
$190,000 note to Mr. Mahoney that is by its terms convertible into either Class A or B common stock or has Mr. Mahoney also agreed to accept the note for payments owed to him under his employment agreement with Class B common stock? Please inform us whether there are any other obligations owed by you to Mr. Mahoney. Please clarify your disclosure and note that any agreement would need to be filed as an exhibit. Please see Item 601(b)(10)(i)(A) of Regulation S-B.

47. Please supplementally inform us of the terms of your sale of convertible debentures. Are the terms embodied in a purchase agreement? Does Cornell Capital Partners have discretion as to whether it shall purchase the $140,000 of convertible debentures? We note that the purchase is related to the effectiveness of this filing. However, your subsequent registration statement, File No. 333-120608, filed in connection with your equity line of credit appears to state that the subsequent purchase of convertible debentures is related to the effectiveness of that registration statement.

48. Your amended disclosure in this section will not include a discussion of the equity line of credit and as a result, your current financing arrangements will not be sufficient for the next 12 months.
Please expand to address your capital requirements in quantitative terms and how you plan to meet such requirements. Based on your "as-if" assumptions in your carve-out financial statements, at what rate do you use cash in operations and for what period of time will you be able to fund your anticipated business operations with existing capital resources? Please discuss any expenditure for staffing, equipment and services, among other things, that you plan to undertake in order to become a functioning independent company.

49. Please consider revising your disclosure regarding the
$190,000
note to discuss the reason for your assumption of a liability that is unrelated to your business. Also, provide a reasonably detailed explanation of the transactions that generated the $190,000 liability of iVoice to Mr. Mahoney. Is this liability attributable to cash advances only or does it include an interest component? If so, how much of the $190,000 obligation represents funds advanced to iVoice?

Our Business

50. Please elaborate on your plans to expand by acquisition. In this regard, what strategies do you expect to pursue regarding the acquisition of businesses. For example, is your objective to obtain complementary products, to diversify your current business or to expand your geographic reach?

Competition, pp. 30-31

51. You identify two specific markets in which you compete-the IVR enterprise market and the IVR enhanced network services market. Please elaborate on the distinction between these two markets and discuss how your products address the needs of customers in these two markets.

Product Development, pp. 31-32

52. Please discuss whether any development efforts are currently being undertaken in the IVR software business and, if applicable, provide a brief summary of the status of such efforts. Are you developing any new versions of your products?

Business Development, p. 32

53. With respect to your strategic alliances and OEM and reseller accounts, consider disclosing the status of any current negotiations.
Expand to describe the nature and significance of any material strategic alliances and OEM and reseller accounts.

Employees, p. 34

54. Please expand to discuss your specific requirements and plans to increase the number of employees in order to operate your business.

Properties, p. 35

55. Discuss your specific plans with respect to your office space after the Distribution.

iVoice Technology`s Management

56. We refer to your statement concerning Mr. Mahoney in which you state that "we merged [with International Voice Technologies] on
May
21, 1999."  Please clarify.

57. On page 45 of the filing under "Reasons for the Distribution" you discuss the ability to create equity incentive plans as a reason for the Distribution. Please disclose the material features of such equity incentive plans, if any. Are there any current plans, proposals or arrangements to provide awards under an equity incentive plan following the Distribution? If so, please provide a materially complete description of those planned awards.

Certain Relationships and Related Transactions

58. Please indicate the relationship you have with Cornell Capital that requires you to disclose your transactions with them in this section. In particular, is Cornell Capital a significant shareholder or will it become one in connection with the Distribution? What is the specific nature of its intent? Please refer to Item 404 of Regulation S-B.

Principal Stockholders

59. Please include iVoice and Cornell Capital in your table with respect to their Series A preferred stock and convertible notes, respectively. It appears iVoice and Cornell Capital each have a contractual right to acquire the underlying shares of common stock within 60 days and would be the beneficial owners of the underlying shares. Please see Rule 13d-3. In addition, please disclose with clarity in a footnote or otherwise that control of the company will remain with Mr. Mahoney through (1) his promissory that is convertible to Class B common stock with extraordinary voting rights as well as (2) his ownership of iVoice and their holdings of your Series A preferred stock. If you don`t believe Mr. Mahoney will be the controlling person following the Distribution, tell us why in your response letter.

Further, please note that once a market price is determined and you are able to determine the number of shares issuable upon conversion of iVoice, Cornell Capital and Mr. Mahoney`s respective obligations, you will need to assess the adequacy of your disclosure concerning the principal beneficial owners, particularly during the prospectus distribution period.

Description of Securities

Class A Common Stock, p. 39

60. You state that 100 shares of your Class A common stock was issued and outstanding as of September 30, 2004. However, you were not incorporated as a legal entity until November 10, 2004. Please modify your disclosure to convey that the financial statements show that 100 shares were outstanding but that these shares were not actually outstanding at September 30, and are presented as such as part of the preparation of those statements on a carve-out basis.

Series A 5% Convertible Preferred Stock, pp. 41-42

61. Disclose the prospective stated value of your to-be-issued preferred shares. Provide a materially complete explanation of how the aggregate stated value of the 30 shares was determined. Did you obtain an opinion of a third party as to the value of the assets being transferred? What steps were taken by the board of directors in establishing this dollar amount?

The Distribution

Results of the Distribution, p. 46

62. Please also explain to us your statement that "regardless of the
number of stockholders of record and outstanding iVoice shares as of
the Record Date" you expect to have 10 million shares outstanding
and
approximately 20,000 holders.   Do you intend to adjust the
distribution ratio so that the 10 million shares will be allocated among the holders? You plan to distribute one share of your Class A common stock for every 874 shares of iVoice stock or fraction thereof. Please also explain your statement in the Prospectus Summary that the ratio is subject to change depending on the number of shares outstanding.

Please also confirm whether your apparent uncertainty as to the Distribution ratio is derived from the existence of nominee holders holding for the accounts of beneficial stockholders. Please explain how and when you will compute Distribution ratio to achieve the issuance of the desired 10 million shares. Will the shares held in aggregate by nominee holders or will each beneficial owner`s shareholdings be used to determine the shares issuable as well as serve as the basis for any rounding determinations.

Further, please supplementally provide us with an analysis of what you would do in terms of updating your disclosure, if you were to change the Distribution ratio after the effective date. Would you be able to make this change by prospectus supplement and, if so, what is the basis for such belief?

63. We refer you to Rule 10b-17 of the Exchange Act in connection with your proposed dividend.

64. Please provide the disclosure required by Item 201(a)(2) of Regulation S-B.

Financial Statements

65. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

66. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Note 6 - Related Party Transactions, p. F-13 to F-14

67. Please provide consistent disclosures regarding administrative services following the completion of the Distribution. The risk factor on page 14 of the text indicates that the agreement with iVoice will terminate following the distribution and you will be required to obtain such services from another party which could be more expensive. Note 6 to your December 31, 2003 and 2002 financial statements indicates that the amounts allocated by iVoice on a historical basis are a reasonable approximation of what would have been incurred by you on a stand alone basis and Note 1 indicates that the administrative services agreement may be continued after the distribution if you are unable to replace it. We note similar disclosures in Management`s Discussion and Analysis and throughout the prospectus. Please also note our prior comment.

Note 6 - Convertible Debenture and Equity Line of Credit, p. F-27

68. Please expand Note 6 to your September 30, 2004 financial statements to quantify the amount capitalized for the beneficial conversion feature and how such amount was calculated.

Selected Historical and Pro Forma Financial Information, pp. F-32 to
F-37

69. Pro forma adjustments should only include those adjustments that are directly attributable to the specific transaction requiring pro forma presentation, are factually supportable and expected to have a continuing impact. It appears to us that the impairment of intangible assets is not directly attributable to the spin-off and the adjustment should therefore be eliminated from the pro forma presentation. Revise the historical financial statements to reflect the impairment in the appropriate period and provide an explanation of the reasons for the impairment in the notes to the financial statements and in Management`s Discussion and Analysis.

Item 27. Exhibits.

70. Please file all required exhibits. The exhibits form an integral part of your registration statement, provide material disclosure to investors and facilitate our review of your filing. Please refer to
Item 601(b) of Regulation S-B for additional guidance. We will review the exhibits when they are filed and may have further comments at that time.

Signatures

71. Per your disclosure, Mr. Seidler also serves as a director.
Please revise as appropriate.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824, or Tia
Jenkins
at (202) 942-1902, if you have questions or comments on the
financial
statements and related matters.  Please contact Daniel Lee at
(202)
942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-1818 or Barbara Jacobs, Assistant Director, at or (202) 942-1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Scott Rosenblum, Esq.
	Kramer Levin Naftalis & Frankel LLP
	919 Third Avenue
	New York, New York 10022
	Telephone: (212) 715-9100
	Facsimile:  (212) 715-8000